UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2021

Commission File Number: 001-39461

NANO-X IMAGING LTD

Communications Center
Neve Ilan, Israel 9085000
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Results of the Special General Meeting held on February 9, 2021

At the Special General Meeting of Shareholders of NANO-X IMAGING LTD (the “Company”) held on February 9, 2021, all of the proposed resolutions set forth in the proxy statement relating to the Special General Meeting of Shareholders, which was attached as Exhibit 99.1 to the Company’s report of foreign private issuer on Form 6-K furnished to the Securities and Exchange Commission on December 31, 2020, were duly approved, by the applicable required majority, and adopted, as follows:

1.	To approve the Company’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”), required in accordance with the Israeli Companies Law 5759-1999 (the “Companies Law”);

2.	To approve the Company’s Equity Compensation Plan for Executive Officers and Directors, required in accordance with regulations under the Companies Law;

3.	To approve additional cash compensation for directors who serve on committees of the Company’s Board of Directors, in accordance with the Compensation Policy;

4.	To approve the appointment of Mr. Dan Suesskind and Mrs. Noga Kainan as “External Directors” of the Company (as such term is defined in the Companies Law) and to approve their compensation;

5.	To approve the amendment to the employment agreement of Mr. Ran Poliakine, the CEO and Chairman of the Company, regarding his cash bonus entitlement, as described in the Proxy Statement;

6.
To approve additional compensation to Dr. Floyd Katske for services provided to the Company that are not connected to his duties as a director in accordance with the Compensation Policy, as described in the Proxy Statement; and

7.	To approve Mr. Erez Melzer as a Designated Director pursuant to the Compensation Policy and to approve his additional compensation in such capacity, as described in the Proxy Statement.

The information contained in this report is hereby incorporated by reference into the Registration Statement on Form S-8, File No. 333-248322.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NANO-X IMAGING LTD

By:	/s/ Itzhak Maayan
Itzhak Maayan
Chief Financial Officer

Dated:  February 9, 2021